SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

(Commission File No. 001-14495)

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Nordeste Cellular Holding Company
(Translation of registrant’s name in English)

Av. Ayrton Senna da Silva, 1633 — 2° andar
54410-240 Jaboatão dos Guararapes
Pernambuco
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X   Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes           No     X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes           No     X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes           No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

CNPJ/MF n° 02.558.156/0001-18
NIRE 2630001109-3
Publicly-held Company

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS´MEETING HELD ON AUGUST 19, 2004
(drafted under a summary form — §1st. of Art. 130 of Law 6.404/76)

DATE, TIME AND PLACE: On August 19, 2004, at 10 a.m., in the head-office of TELE NORDESTE CELULAR PARTICIPACOES S.A. ("Company"), at Av. Ayrton Senna da Silva n(0)1.633, Jaboatao dos Guararapes, Pernambuco.

PRESENCE AND CALL: Present shareholders duly called representing more than 2/3 of the voting capital of the company, in accordance with registers and signatures on the Shareholders´ Attendance Book, all of whom duly called by the Call Notice published on July 20, 21 and 22, 2004, at Jornal do Commercio, Gazeta Mercantil and at the Diário Oficial do Estado de Pernambuco. Also present were (i) Mr. Walmir Urbano Kesseli, Financial and Investors Relationship Director; (ii) the following members of the Fiscal Committee of the Company, Messrs. Jose Carlos de Brito and Antonio Audelino; (iii) the representative of the independent auditors of the Company, Ernst & Young Auditores Independentes S.S., (iv) the representative of Banco ABN AMRO Real S.A., as well as (v) the representative of Acal Consultoria e Auditoria S.S.

CHAIR:Having verified the legal quorum, the shareholder Mr. Walmir Urbano Kesseli was appointed as the Chairman of the Meeting and the shareholder Mr. Fabiano Gallo was appointed as the Secretary.

AGENDA: (i) examine, discuss and approve the Agreement of Merger of the Company by TELE CELULAR SUL PARTICIPAÇÕES S.A. (“Surviving Entity”); and (ii) authorize the directors of the Company to practice any necessary act to the execution and completion of the referenced merger.

OPINION OF THE FISCAL COMMITTEE: The Chairman also informed to the shareholders that the Fiscal Committee issued an opinion, as set forth in item III of Article 163 of Law No. 6.404/76, in which said committee formalizes its understanding that it is favorable to the merger of the Company by the Surviving Entity.

DELIBERATIONS: After discussing the matters of the agenda, the shareholders approved the following items with the favorable vote of more than 99% of the shareholders present at the meeting: (i) approval of the merger of the Company by the Surviving Entity, based on the Agreement of Merger executed on July 19, 2004, which is also approved in its integrality and without reservations, a copy of which, initialed by the members of the Chair was filed in the head-office of the Company. The merger and the withdrawal right amount were based on the financial statements of the Company and of the Surviving Entity, prepared on June 30, 2004, which has also been analyzed by the shareholders. The appraisal reports of the Company and of the Surviving Entity described in Clause Two of the Agreement of Merger were also approved. In view of the deliberation above and after the merger is duly approved by the extraordinary shareholders´ meeting of the Surviving Entity, the Company shall be extinguished, pursuant to the legislation; (ii) authorization to the directors of the Company to practice any necessary act for the execution and completion of the referenced merger, including but no limited to, the acts related to the subscription of the capital increase of the Surviving Entity, as well as those acts which might become necessary to formalize before third parties and competent public authorities that the head-office of the Company shall automatically become a branch of the Surviving Entity. The shareholder Fundo Polo HG FITVM presented a vote in writing against the approval of the matters of the agenda, which was received by the Chair, initialed and filed in the head-office of the Company. Finally, the shareholders approved the drafting of these Minutes under a summary form, to be published without the signature of the shareholders.

CLOSING AND DRAFTING OF THE MINUTES: Since the matters of the agenda had been totally resolved by the shareholders, all work was suspended until these Minutes were duly drafted, and, once the session was reopened, these Minutes were read, approved and signed by the totality of the present shareholders.

Jaboatão dos Guararapes, August 19, 2004.

_________________

Walmir Urbano Kesseli

Chairman

_________________

Fabiano Gallo

Secretary

Shareholders:

01. TIM Brasil Serviços e Participações S.A. (Fabiano Gallo)
02. Globalves Hedge Delaware LLC.
03. Brazvest Fund Delaware LLC.
04. Latinvest Fund Delaware LLC.
05. Latinvest Partners Delaware LLC.
06. Utilitivest III Delaware LLC.
07. Globalvest Value Holdings Delaware LLC.
08. Utilitivest II Delaware LLC.
09. Globalvest Octane Vajue Fund Delaware LLC.
10. Latinvest Holdings Delaware LLC. (p.p. Ana Paula Reis)
11. Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (P.P. Rutênio Araújo)
12. Banque Safra Luxemburgo S.A.
13. Vailly S.A.
14. Tanlay S.A.
15. Safra Seguros S.A. (p.p. Fernanda Maia S. S. Peres)
16. Pólo HG FIVTM
17. Vinson Fund LLC (p.p. Rodrigo Perazzo Dantas)
18. Rodrigo Perazzo Dantas
19. Capital Guardian E M Rest. EFFT-ET
20. Capital Guardian E M Equity Mast FD
21. MCL Limited
22. Emerging Markets Growth Fund INC
23. NCIT – Capital International E M Share Trust (p.p. Ricardo Jose M. Gimenez)
24. Clube de Investimentos Pajeú (p.p. Luiz F. de Araújo Filho)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.
Date: August 24, 2004
By: /s/ WALMIR URBANO KÉSSELI Name: Walmir Urbano Késseli Title: Chief Financial Officer